ENERPLUS CORPORATION
The Dome Tower, Suite 3000
333 – 7th Avenue SW
Calgary, Alberta T2P 2Z1

T. 403-298-2200 F. 403-298-2211
www.enerplus.com

NEWS RELEASE

October 4, 2019

Enerplus to Report Third Quarter 2019 Results on November 8

CALGARY, Alberta – Enerplus Corporation ("Enerplus") (TSX & NYSE: ERF) will be releasing operating and financial results for the third quarter of 2019 prior to market open on Friday, November 8th, 2019. A conference call hosted by Enerplus' President & CEO, Ian C. Dundas, will be held at 9:00 AM MT (11:00 AM ET) to discuss these results. Details of the conference call are as follows:

Third Quarter 2019 Results Live Conference Call

Date: Friday, November 8, 2019
Time: 9:00 AM MT (11:00 AM ET)
Dial-In: 587-880-2171 (Alberta)
                1-888-390-0546 (Toll Free)
Conference ID: 30294000
Audiocast: https://event.on24.com/wcc/r/2100379/B276E7CC02EFC7703F1C9F77C135DD36

To ensure timely participation in the conference call, callers are encouraged to dial in 15 minutes prior to the start time to register for the event. A telephone replay will be available for 30 days following the conference call and can be accessed at the following numbers:

Dial-In: 416-764-8677
             1-888-390-0541 (Toll Free)
Passcode: 294000 #

Electronic copies of our 2019 interim and 2018 year-end MD&A and Financial Statements, along with other public information including investor presentations, are available on our website at www.enerplus.com. Shareholders may request a hard copy of Enerplus' complete audited financial statements at any time free of charge. For further information, please contact Investor Relations at 1-800-319-6462 or email investorrelations@enerplus.com.

About Enerplus
Enerplus is an independent North American oil and gas exploration and production company focused on creating long-term value for its shareholders through a disciplined, returns-based capital allocation strategy and a commitment to safe, responsible operations.

Follow @EnerplusCorp on Twitter at https://twitter.com/EnerplusCorp.

Ian C. Dundas
President & Chief Executive Officer
Enerplus Corporation